July 17, 2008

Marc D. Thomas
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Marc:

With respect to the Securities and Exchange Commission (“SEC”) correspondence from Mark Kronforst to Lawrence D. Bain at ProLink Holdings Corp. dated July 8, 2008, and as a follow-up to your conversation with Ken Koch of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. on the morning of July 15, 2008, please allow this correspondence to act as our notification that due to vacation schedules and the unavailability of third parties required to properly respond to the SEC's comment letter, we will be unable to respond prior to August 15, 2008 and will forward you our response at such time. Please let me know if you require further information and appreciate your assistance with this matter.

Kind regards.

Sincerely,

/s/ Lawrence D. Bain
Lawrence D. Bain